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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Integrated Electrical Services, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
45811E 30 1
(CUSIP Number)
Southpoint Capital Advisors LP
623 Fifth Avenue, Suite 2503
New York, NY 10022
(212) 692-6350
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
May 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint Master Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1158521

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint Fund LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1095649

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint Qualified Fund LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1095583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint Offshore Fund, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint Capital Advisors LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0975910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, PN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint GP, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1095514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint Capital Advisors LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0975900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Southpoint GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1064783

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: Robert W. Butts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	45811E 30 1

1	NAMES OF REPORTING PERSONS: John S. Clark II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,812,901

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,812,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to shares of common stock, $0.01 par value (the “Common Stock”), of Integrated Electrical Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1800 West Loop South, Suite 500, Houston, Texas 77027.
Item 2. Identity and Background
     (a) This statement is filed by: (i) Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”), as the holder of the shares of Common Stock; (ii) Southpoint Fund LP, a Delaware limited partnership (the “Fund”); (iii) Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”); (iv) Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”); (v) Southpoint GP, LLC (“Southpoint GP LLC”), a Delaware limited liability company; (vi) Southpoint Capital Advisors LLC (“Southpoint CA LLC”), a Delaware limited liability company; (vii) Southpoint Capital Advisors LP (“Southpoint Advisors”), a Delaware limited partnership; (viii) Southpoint GP, LP (“Southpoint GP”), a Delaware limited partnership; (ix) Robert W. Butts, a citizen of the United States; and (x) John S. Clark II, a citizen of the United States. Robert W. Butts and John S. Clark II are members of each of Southpoint GP LLC and Southpoint CA LLC and limited partners of each of Southpoint Advisors and Southpoint GP. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of the Fund, the Qualified Fund and the Master Fund. The Offshore Fund, the Fund, and the Qualified Fund are also general partners of the Master Fund. The persons mentioned in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), and (x) are referred to as the “Reporting Persons”.
     (b) The address of the principal business and principal office of the Offshore Fund is c/o Bank of Bermuda (Cayman) Limited; P.O. Box 513 G.T.; Strathvale House; North Church Street; George Town, Grand Cayman; Cayman Islands. The address of the principal business and principal office of each of the remaining Reporting Persons is: 623 Fifth Avenue, Suite 2503, New York, NY 10022.
     (c) The principal business of the Master Fund is serving as a master fund investment vehicle for investments by the Fund, the Qualified Fund, and the Offshore Fund. The principal business of Southpoint Advisors is providing investment management services to the Fund, the Qualified Fund, the Offshore Fund and the Master Fund. The principal occupation of Mr. Butts and Mr. Clark is investment management.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	-	The Master Fund is a Cayman Islands exempted limited partnership.
	-	The Fund is a Delaware limited partnership.
	-	The Qualified Fund is a Delaware limited partnership.
	-	The Offshore Fund is a Cayman Island exempted company.
	-	Southpoint GP LLC is a Delaware limited liability company.
	-	Southpoint CA LLC is a Delaware limited liability company.
	-	Southpoint Advisors is a Delaware limited partnership.
	-	Southpoint GP is a Delaware limited partnership.
	-	Robert W. Butts is a United States citizen.
	-	John S. Clark II is a United States citizen.
Item 3. Source and Amount of Funds
     Pursuant to the Issuer’s Second Amended Joint Plan of Reorganization, dated March 17, 2006 (the “Plan of Reorganization”), as confirmed on April 26, 2006 by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, the 9 3/8% Senior Subordinated Notes of the Issuer due 2009 previously held by the Master Fund were deemed cancelled. In exchange for the Master Fund’s total claim, including principal and interest, in connection with these senior subordinated notes, the Issuer issued the Master Fund its pro-rata portion of 82% of the reorganized Common Stock of the Issuer pursuant to the Plan of Reorganization, subject to dilution by the issuance of Common Stock upon exercise of options. Currently, all shares of Common Stock of the Issuer reported in connection with the Schedule 13D are held by the Master Fund.
Item 4. Purpose of the Transaction
     The Reporting Persons acquired the shares of Common Stock for portfolio investment purposes. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Pursuant to the Plan of Reorganization, Robert W. Butts serves on the board of directors of the Issuer.
     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     (a) As of May 12, 2006, the Reporting Persons beneficially own 1,812,901 shares of Common Stock of the Issuer, which represents 11.83% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,812,901 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) 15,327,151 of Common Stock issued upon the effective date of the Plan of Reorganization, as disclosed in the Issuer’s related Second Amended Disclosure Statement dated March 17, 2006.
     (b) The Reporting Persons have the power to vote and dispose of the 1,812,901 shares of Common Stock held by the Master Fund.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,812,901 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
     (c) Except for the transactions described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the past sixty (60) days.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Contemporaneously with the Master Fund’s receipt of Common Stock pursuant to the Plan of Reorganization, the Master Fund, Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell (collectively, the “Holders”) entered into a Registration Rights Agreement with the Issuer dated as of May 12, 2006 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted the Holders certain demand and “piggy-back” registration rights in connection with their Common Stock. The registration rights granted under the Registration Rights Agreement terminate with respect to any Holder when such Holder ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits
Exhibit 1 Registration Rights Agreement, dated May 12, 2006, by and among Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Jeffrey L. Gendell, Southpoint Master Fund, LP and the Issuer (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed May 17, 2006).

Exhibit 2 Joint Filing Agreement dated May 24, 2006, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2006

SOUTHPOINT MASTER FUND, LP
By:	Southpoint GP LP, its general partner

	By:	Southpoint GP, LLC
its general partner

By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT FUND LP
By:	Southpoint GP LP, its general partner

	By:	Southpoint GP, LLC
its general partner

By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT QUALIFIED FUND, LP
By:	Southpoint GP LP,
its general partner

By: Southpoint GP, LLC its general partner

By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT OFFSHORE FUND, LTD.
By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Director

SOUTHPOINT CAPITAL ADVISORS, LP
By:	Southpoint Capital Advisors LLC its general partner

By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LP
By:	Southpoint GP, LLC its general partner

By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC
By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LLC
By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager

/s/ Robert W. Butts
Robert W. Butts

/s/ John S. Clark II
John S. Clark II